AMENDMENTS TO THE BECKMAN INSTRUMENTS, INC.
          INCENTIVE COMPENSATION PLAN (THE "1988 PLAN")
                    ADOPTED DECEMBER 5, 1997


1. Section 2 of the 1988 Plan is amended by adding the following definition immediately after the definition of "Change in Control" therein:

     "'Stock Unit' means a non-voting unit of measurement which is deemed for bookkeeping purposes to be equivalent to one outstanding Share (subject to adjustment)."

2. Section 5(i) of the 1988 Plan is amended by adding the following sentence at the end thereof:

     "In the event that the option price is paid in full in the Company's Common Stock and the delivery of the Shares in excess of the option price is deferred, Stock Units may be credited in respect of such excess Shares and earn dividend equivalents or other compensation in respect thereof, and the number of Shares issued in respect of the deferred Shares may include the number of such deferred Shares and the number of Stock Units credited as dividend equivalents (subject to Share limits)."

3. Section 12 of the 1988 Plan is amended by adding the following paragraph at the end thereof:

     "Notwithstanding the provisions of Section 4 and this
     Section 12 regarding the term of this Plan, all authority of the Board and the Committee of the Board with respect to options and awards hereunder, including (subject to Share limits) the authority to amend outstanding options and awards shall continue after the term of this Plan, so long as any option or award remains outstanding. Notwithstanding the term of any option or award granted under this Plan, the Committee of the Board may approve in writing the delayed payment of any cash or Shares which may become due under this Plan with respect to such option or award under any deferred compensation plan of the Company. Any such settlement or deferral shall not be deemed a new award hereunder so long as all Shares issuable in respect thereof do not exceed the aggregate number of Shares subject to the options or awards so paid thereby. The authority of the Committee of the Board shall continue in respect of any deferral so authorized."